



Nirvana Soul LLC

Quite simply, we believe in the people and the product. Michelle is a boss and an inspiration. She, and her founding partners, Eric and Ezra, are knowledgable, passionate, and experienced – and they do it for the culture. They understand quality and versatility. Their backgrounds and perspectives help them see what others might miss. This is the kind of leadership that is not only necessary, but critical in addressing the challenges of our industry to expand the pie for all. Ghost Town Oats also aligns with our own commitment to inclusion, belonging, and accessibility. Being one of the few Black-owned coffee companies in specialty coffee, we know that representation matters. And further, as baristas and owners ourselves, we've seen how alternative milks – and more specifically, oat milk – has exploded in this scene. To have an oat milk created for us, by us just makes sense. We could not be happier to serve as the lead investor for Ghost Town Oats. We're excited to see this product line the shelves of coffee shops, convenience stores, and more.

Invested $1,000 this round & $1,000 previously